Exhibit 21
SUBSIDIARIES OF HEALTH BENEFITS DIRECT CORPORATION
Health Benefits Direct Corporation’s (“Registrant”) subsidiaries as of December 31, 2007, are listed below.

Subsidiary	Ownership	Jurisdiction

Insurance Specialist Group	100% owned by Registrant	Florida
HBDC II, Inc.	100% owned by Registrant	Delaware
Insurint Corporation	100% owned by Registrant	Delaware
Platinum Partners, LLC	100% owned by HBDC II, Inc.	Florida
Atiam Technologies LLC	100% owned by Registrant	Delaware

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